UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Gener8 Maritime, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

Y26889108

(CUSIP Number)

Eric Ross

Senior Managing Director and Chief Compliance Officer

Avenue Capital Group

399 Park Avenue, 6th Floor

New York, NY 10022
(212) 878-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y26889108		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Capital Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,810,325

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,810,325

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,810,325

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%*

14.	Type of Reporting Person (See Instructions) IA/PN

* See disclosure in Item 5 of this Schedule 13D

CUSIP No. Y26889108		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Capital Management II GenPar, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,810,325

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,810,325

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,810,325

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%*

14.	Type of Reporting Person (See Instructions) HC

* See disclosure in Item 5 of this Schedule 13D

CUSIP No. Y26889108		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marc Lasry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,212,814

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,212,814

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,212,814

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%*

14.	Type of Reporting Person (See Instructions) IN, HC

* See disclosure in Item 5 of this Schedule 13D

CUSIP No. Y26889108	13D

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of common stock (the “Shares”) of Gener8 Maritime, Inc., a Marshall Islands corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 299 Park Avenue, Second Floor, New York, New York 10171.

Item 2.  Identity and Background.

(a) The persons filing this Schedule 13D are: (i) Avenue Capital Management II, L.P., a Delaware limited partnership (“Avenue Capital Management”); (ii) Avenue Capital Management II GenPar, LLC, a Delaware limited liability company; and (iii) Marc Lasry, a United States citizen (collectively, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 399 Park Avenue, 6th Floor, New York, NY 10022.

(c)  Avenue Capital Management II, L.P. is an investment adviser.  Avenue Capital Management II GenPar, LLC is the general partner of Avenue Capital Management II, L.P.  Marc Lasry is the managing member of Avenue Capital Management II GenPar, LLC.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship or place of organization of each of the Reporting Persons.

Item 3.  Source and Amount of Funds or Other Consideration.

(i) Pursuant to the Agreement and Plan of Merger dated as of February 24, 2015 (a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference), the Issuer consummated its merger (the “Merger”) with Navig8 Crude Tankers, Inc. (“Navig8”) and former Navig8 shareholders, including the Funds (as defined below), received 0.8947 Shares for each share of Navig8 common stock held prior to the Merger. The Funds held 7,992,593 shares of Navig8 common stock prior to the Merger, which shares were acquired with $89,972,926 of working capital set aside for the general purpose of investing.

(ii) Pursuant to the Equity Purchase Agreement dated as of February 24, 2015 (a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference), the Funds received 61,841 Shares from the Issuer as a commitment premium upon the closing of the Merger as consideration for their purchase commitments.

Item 4.  Purpose of Transaction.

The Funds acquired the Shares for investment purposes.  The Funds may buy, sell, short, hedge or enter into other transactions in the Shares.  The Funds reserve the right directly or indirectly to acquire or dispose of additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of market conditions, the availability of such securities, including Shares, or other factors.

The Reporting Persons intend to recommend that the Issuer review opportunities to maximize shareholder value, including (without limitation) changes to capital structure, utilization of significant assets, and/or possible strategic transactions. The Reporting Persons may also develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, organizational documents, Board composition, governance, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, utilization of significant assets, potential strategic transactions involving the Issuer or certain of the Issuer’s businesses or assets.  Without limiting the foregoing, such plans or proposals may relate to or result in one or more of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to have discussions with all or some of the following: the Issuer’s management, board of directors, other shareholders and/or third parties, including, potential advisers, potential acquirers and financing sources, relating to the Issuer and the plans or proposals referenced above.  The Reporting Persons intend to have such discussions to enhance shareholder value. The Reporting Persons may exchange information with the Issuer and any of the above-referenced parties pursuant to appropriate confidentiality or similar agreements.  The Reporting Persons may change their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number of Shares to which this Schedule 13D relates is 7,212,814.  Such aggregate number of Shares represents 8.7% of the common stock of the Issuer.  The percentage reported in this Schedule 13D is calculated based upon 82,988,946 Shares reported to be outstanding as of November 3, 2017 in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2017.

(b) Marc Lasry shares the power to vote or to direct the vote and share the power to dispose or to direct the disposition of 7,212,814 Shares with (i) Avenue Capital Management; (ii) Avenue Capital Management II GenPar, LLC; (iii) Avenue Europe International Management, L.P., a Delaware limited partnership (“Avenue Europe International”); and (iv) Avenue Europe International Management GenPar, LLC, a Delaware limited liability company.  The principal business addresses of the Avenue Europe International and Avenue Europe International Management GenPar, LLC are 399 Park Avenue, 6th Floor, New York, NY 10022 and 1 Knightsbridge, 4th Floor, London, SW1X7LX, respectively.  During the last five years, neither Avenue Europe International or Avenue Europe International Management GenPar, LLC have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Avenue Europe International or Avenue Europe International Management GenPar, LLC have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

(c) During the last 60 days, no transactions in the Shares were effected by any of the Reporting Persons.

(d) Collectively, the securities reported in this Schedule 13D are held directly by: (a) Avenue Investments, L.P., a Delaware limited partnership, Avenue COPPERS Opportunities Fund, L.P., a Delaware limited partnership, Avenue US/Europe Distressed Segregated Portfolio, a segregated portfolio of Avenue EnTrust Customized Portfolio SPC, a Cayman Islands exempted company registered as a segregated portfolio company, Avenue International Ltd., a Cayman Islands exempted limited partnership, Managed Accounts Master Fund Services — MAP 10, Avenue PPF Opportunities Fund, L.P., a Cayman Islands exempted limited partnership, and Avenue Special Situations Fund VI (Master), L.P., a Delaware limited partnership (collectively, the “U.S. Funds”); and (b) Avenue Europe Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership, Avenue-SLP European Opportunities Fund, L.P., a Cayman Islands exempted limited partnership, Avenue Europe Special Situations Fund II (Euro), L.P., a Cayman Islands exempted limited partnership, and Avenue Europe Special Situations Fund II (U.S.), a Cayman Islands exempted limited partnership (collectively, the “Europe Funds,” and together with the U.S. Funds, the “Funds”).  Avenue Capital Management is an investment adviser to each of the U.S. Funds, and Avenue Europe International is an investment adviser to each of the Europe Funds.  Avenue Capital Management II GenPar, LLC, a Delaware limited liability company, is the general partner of Avenue Capital Management.  Avenue Europe International Management GenPar, LLC, a Delaware limited liability company, is the general partner of Avenue Europe International.  Marc Lasry is the managing member of Avenue Capital Management II GenPar, LLC and Avenue Europe International Management GenPar, LLC.  Mr. Lasry is deemed to be the indirect beneficial owner of the securities reported by reason of his ability to direct the vote and/or disposition of such securities, and his pecuniary interest in such shares (within the meaning of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended) is a fractional interest in such amount.  Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 20, 2017 (the “Effective Date”), pursuant to a Shareholder Support and Voting Agreement dated as of such date (the “Voting Agreement”), as amended by a letter agreement dated December 21, 2017, subject to the terms thereof, each of the Funds agreed to participate in any meeting of one or more classes of shareholders of the Issuer and vote its shares of Common Stock in favor of (and against any action or agreement that would reasonably be against) the potential business combination between Euronav NV and the Issuer (the “Merger”).

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this statement and any amendments hereto, a copy of which is filed as Exhibit 99.5 hereto.

Other than as described in this Schedule 13D and the agreements attached hereto and incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1

Agreement and Plan of Merger, dated as of February 24, 2015, by and among General Maritime Corporation, Gener8 Maritime Acquisition Inc., Navig8 Crude Tankers, Inc. and each of the Equityholders’ Representatives named therein (incorporated by reference to the Issuer’s Exhibit 2.2 to Form S-1 filed with the SEC on May 22, 2015).

Exhibit 99.2

Equity Purchase Agreement, dated as of February 24, 2015, by and between General Maritime Corp., Navig8 Crude Tankers, Inc. and each of the Commitment Parties thereto, as amended (incorporated by reference to the Issuer’s Exhibit 10.10 to Form S-1 filed with the SEC on May 22, 2015).

Exhibit 99.3	Shareholder Support and Voting Agreement dated December 20, 2017.

Exhibit 99.4	Letter Agreement Amending Shareholder Support and Voting Agreement, dated December 21, 2017.

Exhibit 99.5	Joint Filing Agreement by and among the Reporting Persons dated January 2, 2018.

Exhibit 99.6	Power of Attorney for Marc Lasry dated February 11, 2010.

CUSIP No. Y26889108	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2018

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II GenPar, LLC, its general partner

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE ENERGY OPPORTUNITIES PARTNERS, LLC

By: GL Energy Opportunities Partners, LLC, its managing member

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

MARC LASRY

/s/ Eric Ross as attorney-in-fact

CUSIP No. Y26889108	13D

Exhibit Index

Exhibit No.	Description

Exhibit 99.1

Agreement and Plan of Merger, dated as of February 24, 2015, by and among General Maritime Corporation, Gener8 Maritime Acquisition Inc., Navig8 Crude Tankers, Inc. and each of the Equityholders’ Representatives named therein (incorporated by reference to the Issuer’s Exhibit 2.2 to Form S-1 filed with the SEC on May 22, 2015).

Exhibit 99.2

Equity Purchase Agreement, dated as of February 24, 2015, by and between General Maritime Corp., Navig8 Crude Tankers, Inc. and each of the Commitment Parties thereto, as amended (incorporated by reference to the Issuer’s Exhibit 10.10 to Form S-1 filed with the SEC on May 22, 2015).

Exhibit 99.3	Shareholder Support and Voting Agreement dated December 20, 2017.

Exhibit 99.4	Letter Agreement Amending Shareholder Support and Voting Agreement, dated December 21, 2017.

Exhibit 99.5	Joint Filing Agreement by and among the Reporting Persons dated January 2, 2018.

Exhibit 99.6	Power of Attorney for Marc Lasry dated February 11, 2010.